Höganäs

07020706

Date/Datum · Our ref./Unser Zeichen

18 January 2007 · Your letter/Ihre Nachricht vom · /bh · Your ref./Ihr Zeichen

RECEIVED
2007 JAN 31 A 10:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

PROCESSED

FEB 02 2007

THOMSON
FINANCIAL

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

Encl. Press release – Magnus Lindstam

1/31

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Executive Group +46 42 33 80 80

File No. 82-3459

PRESS RELEASE

Member of the Board of Directors

Since Magnus Lindstam has resigned as Managing Director of Lindéngruppen AB, the major shareholder in Höganäs AB, he will now also resign as member of the Board of Directors of Höganäs AB. The Board of Directors will not initiate any action for the appointment of a replacer prior to the Annual General Meeting on 25 April 2007.

Höganäs AB (publ)
Corporate Communications

Höganäs, Sweden, 18 January 2007

Höganäs was founded in 1797 and is today a leader within the iron and metal powder industry. End products are mainly used by the automotive industry and home appliances, lawn and garden and hand-tools. In 2005 the turnover was MSEK 4 594 (4 162) and income before tax MSEK 408 (600). Höganäs is listed on the Nordic Stock Exchange's Mid Cap list. For further information please visit our website www.hoganas.com